INVEST IN **YOU:FLOURISH**

LGBTQ+ wellness is one tap or swipe away on You:Flourish


youflourish
A digital platform empowering the shift from suffering in silence to flourishing in community.
YouFlourish ©Copyright 2021

you-flourish.com Denver CO

Technology | Community | Social Impact | Lgbtq | Mobile App Production

LEAD INVESTOR



David Kendall Founder, Haya Investments Founder, Slingshot Capital Partners Founder, CEO & Attorney, Bold Legal

I am investing in You:Flourish to support their mission to address significant disparities in mental health and wellness outcomes facing the LGBTQ+ community. I love that the company was developed by a well-established non-profit (Envision:You) already doing vital work for the LGBTQ+ community. Additionally, You:Flourish has established key relationships with mission-aligned strategic partners to build the business efficiently, position it to scale quickly, and create a compelling product. The You:Flourish team is incredibly accomplished, and they have the utmost passion about the work they're doing.

Invested $5,000 this round & $5,000 previously

Highlights

1. A public benefit corporation building the only wellness app created by and for the LGBTQ+ community.
2. Community-centered product 2yrs in the making with partnership and validation from industry experts.
3. Incubated by a nationally renown LGBTQ+ mental health organization, Envision:You.
4. Momentum with more than $300,000 in pre-seed investment from community-members, leaders, and allies.
5. Your investment will generate returns financially while helping to change the world, one person at a time.

5. Your investment will generate returns financially while helping to change the world, one person at a time.

6. Curated health and wellness content tailored to the diversity of the LGBTQ+ community.
7. A pre-vetted directory of mental health professionals equipped to meet the unique needs of the LGBTQ+ community.

Our Team



Steven Haden Interim CEO and Chief Strategy Officer

Steven is the Chief Executive Officer of non-profit Envision:You and a mental health therapist with Queer Asterisk. He has an MBA from New York University and was a Senior Vice President with WPP Group prior to working in the behavioral health field.

According to research from our non-profit partner Envision:You and OMNI Institute, the Colorado LGBTQ+ Behavioral Health State of the State Report revealed that 99% of respondents would use an app like You:Flourish to find mental health professionals, build a supportive peer network, and access wellness content created by and for the community.



Zak Hyde Senior Project Manager

Zak has worked on improving LGBTQ+ mental health for more than two years as a program manager at Envision:You. He has a public health degree from Johns Hopkins University, where he designed and built digital health tools for HIV/HCV linkage to care.



Deb Stallings Senior Advisor

Deb's career in social justice leadership spans four decades and includes organizations like United Cerebral Palsy, Equal Rights Advocates, and Horizons Foundation, the world's oldest and largest community foundation for the LGBTQ+ community.



Aaron COHEN Senior Advisor

Aaron is a nationally recognized entrepreneur, fundraiser, and facilitator. His mission to empower people and communities is evident in the companies he's created, the non-profits he's started, and his community advocacy work.



Craig Jonas Fractional CFO/COO

Craig provides strategic guidance for You:Flourish in financial planning, monetization strategies, and fundraising. He is the Founder/CEO of CoPeace, an impact investing company building a portfolio of companies with social and environmental impact.



Jacob Miller Financial Analytics and Project Manager

Jacob provides an eclectic skill set and a diverse array of finance, economics, leadership, research, and service experience to You:Fourish. He has used data and modeling techniques to drive strategic planning insights and build appropriate systems.

Pitch

youflourish

the problem
LGTBQ+ people lack access to the care they need.

- More than **50 % of the 20M LGBTQ+ Americans** experience mental health and substance use challenges. *(SAMHSA, 2019)*
- LGTBQ+ individuals are **3-times more likely** to have anxiety, depression and suicidal thoughts. *(SAMHSA, 2019)*
- **10% of LGBQ and 32% of Transgender people** experienced discrimination in a healthcare setting during 2020. *(Center for American Progress, 2020)*

the solution
youflourish

- Expert-vetted resources to provide safety when seeking care.
- Peer community that leads to greater support and better outcomes related to depression and suicidal thoughts.
- Wellness hub of LGBTQ+ specific content to meet the community's diverse needs.



We created You:Flourish to give individuals access to vetted mental health resources and identity-affirming connections no matter where they live or the time of day. One touch or tap, and a world of possibilities will open up at your fingertips to support your well-being.

The Product

Key Benefits

- **Resource Directory (Free)**
  Find expert vetted, community informed, and identity relevant resources. Includes localized crisis resources for individuals who need urgent help.
- **Peer Support Community (Premium, $4/month)**
  Build your support network, share resources, and encourage others to stay on track with their wellness goals.
- **Wellness Hub (Premium, $4/month)**
  Track daily wellness practices, access interactive content, and earn rewards for engagement.



You:Flourish ©Copyright 2022





YouFlourish ©Copyright 2022

Competitors



YouFlourish ©Copyright 2022

The Market

20+ M LGBTQ+
40+ M Allies

$2.8B Total Available Market (TAM)





99% would use a vetted resource directory to find a mental health provider





The Opportunity

Revenue Projections

youflourish



Projections do not include additional revenue streams:

- Sponsorship of wellness content and rewards
- Referral fees from provider organizations
- Opt-in data collection

Disclaimer: This graph contains forward-looking projections that cannot be guaranteed.

YouFlourish ©Copyright 2022

Our Team

youflourish



Steven Haden (he/him)
Interim CEO



Zak Hyde (he/him)
Senior Project Manager



Aaron Cohen (he/him)
Senior Advisor



Deb Stallings (she/her)
Senior Advisor

Our Partners















COHN Marketing

**CoPeace PBC
Financial Services
Support**

**Turning the Corner
HR Support**

**AppIt Ventures
App Development**

YouFlourish ©Copyright 2022